30 11/3/03

**AH 11-3-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marshall Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Fifth Street, Suite 3000
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Larsen (612) 376-1310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
NOV 05 2003
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
OCT 30 2003
WASH., D.C.
155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marshall Financial, Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


HOLLY GRIGSBY
NOTARY PUBLIC-MINNESOTA
Jan. 31, 2005

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARSHALL FINANCIAL, INC.

(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
Marshall Financial, Inc.:

We have audited the accompanying statements of financial condition of Marshall Financial, Inc. (the Company) (a wholly owned subsidiary of The Marshall Group, Inc.) as of August 31, 2003 and 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marshall Financial, Inc. as of August 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

October 17, 2003



MARSHALL FINANCIAL, INC.
(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Statements of Financial Condition

August 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	1,427,023	685,194
Receivables from clearing firm		—	24,991
Other receivables		28,135	—
Notes receivable		196,000	—
Due from affiliates		180,423	—
Other assets		3,391	3,169
Total assets	$	1,834,972	713,354
Liabilities and Stockholder's Equity			
Accounts payable:			
Clearing firm	$	73,372	28,005
Operating		3,645	4,419
Total accounts payable		77,017	32,424
Accrued liabilities		26,310	15,817
Due to affiliates		—	240,016
Total liabilities		103,327	288,257
Commitments and contingencies (note 5)			
Stockholder's equity:			
Preferred stock, $0.01 par value. Authorized 2,500,000 shares; none issued and outstanding		—	—
Common stock, $0.01 par value. Authorized 5,000,000 shares; 2,500,000 issued and outstanding		25,000	9,000
Additional paid-in capital		2,475,000	891,000
Accumulated deficit		(768,355)	(474,903)
Total stockholder's equity		1,731,645	425,097
Total liabilities and stockholder's equity	$	1,834,972	713,354

See accompanying notes to financial statements.

MARSHALL FINANCIAL, INC.

(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Notes to Financial Statements

August 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

Marshall Financial, Inc. (the Company) is a wholly owned subsidiary of The Marshall Group, Inc. (TMG). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and underwrites municipal and corporate securities. The Company also markets and trades fixed income and equity securities.

All security transactions are cleared on a fully disclosed basis thru Correspondent Services Corporation (CSC).

The following is a summary of significant accounting policies followed by the Company:

(a) Cash and Cash Equivalents

For financial reporting purposes, the Company considers all investments with original maturities of three months or less to be cash equivalents.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

(c) Due from/to Affiliates

In the ordinary course of business, the Company receives cash advances from TMG which have been used for general operating purposes. Such advances are subject to an annual fixed interest rate of 8% and are payable upon demand. In addition, the Company also may receive from (owe to) TMG amounts related to tax balances.

(d) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Financing Arrangements

The Company has an arrangement with CSC which allows the Company to borrow funds to finance its underwriting activity. Amounts borrowed under this arrangement fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. The Company pays interest under this arrangement at interest rates approximating commercial lending rates. At August 31, 2003 and 2002, no amounts were outstanding on this facility.

(3) Income Taxes

The Company and TMG file combined state income tax returns, except in certain states where separate returns are filed. The Company is included in the consolidated federal income tax returns filed by TMG.

The Company had deferred tax assets at August 31, 2003 and 2002 are as follows:

		2003	2002
Net operating loss carryforward	$	142,893	182,930
Organization costs		607	816
Vacation accruals		5,883	6,401
Deferred tax asset		149,383	190,147
Valuation allowance		(149,383)	(190,147)
Net deferred tax asset	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate sufficient future taxable income.

(4) Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At August 31, 2003 and 2002, the Company's net capital, as defined, of $1,313,420 and $408,280, respectively, was $1,063,420 and $158,280, respectively, in excess of the minimum net capital required.

The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(5) Commitments and Contingencies

(a) Underwriting Commitments

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at August 31, 2003 have subsequently settled and had no material effect on the statement of financial condition.

(b) Contingencies

The Company is a defendant in various actions, suits, or proceedings before a court or arbitrator or respondent that are incidental to its business. Although the outcome of these matters is uncertain, it is the opinion of management that facts known at the present time do not indicate that the ultimate

resolution of the claims or litigation would have a material effect on the Company's financial position.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

The Company does not believe that it has any significant concentrations of credit risk.

(7) Transactions with Related Parties

The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of TMG. Historically and in the foreseeable future, the Company is highly dependent on TMG to fund its operating losses.

TMG provides office space, certain equipment, and certain managerial and administrative services in connection with the Company's business. These costs are allocated to the Company using an allocation method developed by management of TMG.